Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,
	2008	2007
Earnings before fixed charges:
Income from continuing operations before income taxes	$7	$47
Plus: Fixed charges	228	262

Earnings available to cover fixed charges	$235	$309

Fixed charges:
Interest, including amortization of deferred financing costs (a)	$197	$233
Interest portion of rental payment	31	29

Total fixed charges	$228	$262

Ratio of earnings to fixed charges	1.03x	1.18x

__________

(a)     Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2008	2007
Related to debt under vehicle programs	$131	$162
All other	66	71

	$197	$233

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